Exhibit 99.1

SilverCrest Announces Q1, 2015 Financial Results

Cash Flow from Operations of $7.3 million ($0.06 per share)

Net Earnings of $2.5 million ($0.02 per share)

TSX: SVL NYSE MKT: SVLC For Immediate Release

VANCOUVER, BC – May 13, 2015 – SilverCrest Mines Inc. (the “Company” or “SilverCrest”) is pleased to announce its consolidated interim financial results for the first quarter (“Q1”) ended March 31, 2015. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2015 and associated management discussion and analysis (“MD&A”) which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS OF Q1, 2015, COMPARED TO Q1, 2014

•	Cash flow from operations (1)(2) was $7.3 million ($0.06 per share, basic and diluted), an increase of 10%.
•	Cash operating cost per AgEq ounce sold (2)(3) was $8.49, an increase of 28%.
•	All-in sustaining cash cost per AgEq ounce sold (2)(3) was $11.25, an increase of 25%.
•	Revenues increased 50% to $19.5 million.
•	Metal sales of 413,250 ounces of silver and 11,748 ounces of gold increased 108% and 54%, respectively.
•	Realized average spot metal prices declined from $20.70 to $16.62 (20%) for silver and from $1,319 to $1,196 (9%) for gold.
•	Net earnings remained consistent at $2.5 million ($0.02 per share, basic and diluted).
•	Adjusted earnings (2) increased 48% to $4.0 million ($0.03 per share, basic and diluted).
•	Cash and cash equivalents totalled $35.2 million (at March 31, 2015), compared to $54.5 million (at March 31, 2014).
•	Working capital was $45.4 million (at March 31, 2015), compared to $63.7 million (at March 31, 2014).
•	Bullion inventory at March 31, 2015 included 82,445 (2014 – 59,114) ounces of silver and 2,524 (2014 – 2,084) ounces of gold.
•	Scotiabank Credit Facility $15.0 million drawn from $30.0 million available (at March 31, 2015).

J. Scott Drever, Chief Executive Officer, stated; “We are pleased with the strong start to 2015. Santa Elena’s record AgEq (3) production delivered solid Q1, 2015 financial results, generating cash flow from operations (1)(2) of $7.3 million and net earnings of $2.5 million. We are confident in Santa Elena’s ability to continue to generate positive cash flows during 2015, notwithstanding the lower precious metals price environment. We are pleased our tight cost control measures and record production resulted in cash operating cost (1)(2) of $8.49 per AgEq (3) ounce sold and all-in sustaining cash cost (2) of $11.25 per AgEq(3) ounce sold. These cash operating numbers came in below our annual cost guidance range and continue to make us one of the lowest cost precious metal producers. We continue to have a strong balance sheet at the end of Q1, 2015 with $35.2 million in cash and cash equivalents, working capital of $45.4 million and undrawn credit facility of $15 million. SilverCrest is well situated to further strengthen its balance sheet in the upcoming quarters as underground production rates and grades continue to improve and mill recoveries rates continue above 92% for gold and 75% for silver. SilverCrest maintains its 2015 corporate production guidance range of 4.0 – 4.4 million AgEq (3) ounces for 2015”.

FINANCIAL AND OPERATING HIGHLIGHTS:	Q1 2015	Q1 2014
Cash flow from operations (1) (2)	$7,255,215	$6,597,397
Cash flow from operations (1)(2) per share	$0.06	$0.06
Cash operating cost per silver equivalent ounce sold (2) (3)	$8.49	$6.63
All-in sustaining cash cost per silver equivalent ounce sold (2) (3)	$11.25	$9.01
Revenues	$19,512,360	$13,005,527
Cost of sales	$(10,157,498)	$(4,686,523)
Depletion, depreciation and amortization	$(3,013,434)	$(1,721,406)
Mine operating earnings	$6,341,428	$6,597,598
Other net expenses	$(1,835,232)	$(1,403,161)
Foreign exchange loss	$(333,615)	$(485,448)
Tax expense	$(1,661,000)	$(2,241,000)
Net earnings and comprehensive earnings	$2,511,581	$2,467,989
Weighted average number of common shares outstanding	118,753,205	111,315,927
Earnings per share – basic	$0.02	$0.02
Earnings per share – diluted	$0.02	$0.02
Adjusted earnings per share (2)	$0.03	$0.02
Silver ounces sold	413,250	198,800
Gold ounces sold	11,748	7,650
Silver equivalent ounces sold (3)	1,196,842	709,055
Ag : Au Ratio (3)	66.7:1	66.7:1

(1)	Cash flow from operations before changes in working capital items.
(2)	These are Non-IFRS performance measures. Refer to “CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES”.
(3)	Silver equivalent (“AgEq”) ratio for Q1, 2015 of 66.7:1 was calculated using metal prices of $1,200/oz for gold and $18/oz for silver. For consistency with, comparative periods, the AgEq ratio reported during 2014 was changed from 60:1 to 66.7:1. All numbers are rounded.

Comparison of the Three Months Ended March 31, 2015, to March 31, 2014

Net earnings were $2,511,581 ($0.02 per share basic and diluted) for the first quarter compared with $2,467,989 ($0.02 per share basic and diluted) in the first quarter of 2014. The small increase in net earnings in the first quarter was primarily attributed to a significant increase in ounces produced offset by lower metal prices and an increase in mine operating costs.

Silver and gold revenue amounted to $19,512,360 (2014 – $13,005,527) in the first quarter. Silver sales totalled 413,250 ounces (2014 – 198,800), 108% higher than the same period in 2014. The foregoing, combined with a 20% lower average realized price of $16.62 (2014 – $20.70) per ounce, resulted in 67% more silver revenue. Total gold revenue in the first quarter increased 42% compared to the same period in 2014. Total gold sales were 11,748 ounces (2014 – 7,650) or 54% above 2014. The Company sold 9,524 (2013 – 6,120) ounces of gold at an average realized price of $1,196 (2014 – $1,319) per ounce, a 9% decline, and delivered 2,224 gold ounces (2014 – 1,530) under the Sandstorm Purchase Agreement at $354 per ounce.

Cost of sales amounted to $10,157,498 (2014 – $4,686,523). Cash operating cost and all-in sustaining cash cost per AgEq ounce sold in Q1, 2015 were $8.49 and $11.25 (Ag:Au 66.7:1) per ounce, respectively, compared to $6.63 and $9.01 (Ag:Au 66.7:1) per ounce in the comparable 2014 quarter. The increase in cash operating cost per AgEq ounce sold for Q1, 2015, is a result of additional direct production costs due to the transition of Santa Elena during 2014 from an open pit heap leach operation to an underground mining and milling operation. The increase in all-in sustaining cash operating cost per AgEq ounce sold for Q1, 2015, is a result of higher production costs and the inclusion of Santa Elena’s sustaining underground development, infrastructure and equipment costs. The first two quarters of 2015 are estimated to be the lower cash cost quarters while SilverCrest mines the remaining open pit reserves at Santa Elena. The Company may revise its cost guidance at the end of Q2, 2015, but currently expects its average 2015 cash cost to range $10 – $11 per AgEq ounce sold and average all-in sustaining cash cost to range $14 – $15 per AgEq ounce sold. Cash operating costs for Q1, 2015 experienced a favourable foreign exchange effect, as the quarterly average Mexican Peso rate weakened against the U.S. Dollar by 13% compared to Q1, 2014. Approximately 50% of Q1, 2015 cash operating costs are in Mexican Pesos. (Refer to “Cautionary Note Regarding Non-IFRS Performance Measures”).

Depletion, depreciation and amortization increased to $3,013,434 (2014 – $1,721,406) with the incorporation of a depletion charge for the underground mine and depreciation charges for Santa Elena’s mill and CCD/MC processing facilities that were not recorded in Q1 2014.

Current income tax expense amounted to $97,000 (2014 – $2,243,000). The decrease in income tax expense compared with Q1, 2014, is primarily attributable to the Company taking a 100% tax deduction for development costs incurred at Santa Elena.

Deferred tax expense amounted to $1,564,000 (2014 – recovery $2,000). The increase in deferred tax expense is primarily due to differences between the financial statement carrying amounts and the respective Mexican tax bases resulting from the development cost deductions taken for income tax purposes.

OUTLOOK

SilverCrest’s immediate focus is to (i) continue the efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) increase underground ore production rates to 1,500 tpd by the end of 2015 to achieve an average rate of 1,320 tpd for fiscal 2015, (iii) expand resources and associated reserves at Santa Elena by continued systematic exploration of the deposit, (iv) continue to evaluate and acquire low cost exploration properties in proximity to Santa Elena, (v) update the La Joya resource model for a new resource estimate in 2015, and (vi) manage a strong cash position to support growth while sustaining existing operations.

Q1 FINANCIALS CONFERENCE CALL

A conference call to discuss the results for the 2015 first quarter financial results will be held on Thursday, May 14, 2015. The call will be held at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Updated Participant Dial-In Number(s)

Local – Toronto: 1-416-764-8688

Local – Vancouver: 1-778-383-7413

North American toll-free: 1-888-390-0546

A replay of the conference call will be archived for later playback on the Company's website www.silvercrestmines.com.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal silver and gold producer, with a current reserve estimated life of mine of 8 years and average operating cash costs of $12 per ounce of silver equivalent (64.5:1 Ag:Au based on ounces sold). SilverCrest anticipates the 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.6 million ounces of silver and 33,800 ounces of gold per annum over the current reserve life. Exploration programs continue to result in discoveries at Santa Elena and have advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. These include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and properties; estimates of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; expected cash operating costs and outflows; life of mine; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions: presence of and continuity of metals at the Company’s projects; cost of production and productivity levels at the Santa Elena Mine; availability and costs of mining equipment and skilled labour; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; operations not being disrupted or delayed by unusual geological or technical problems; and ability to develop and finance projects.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to the fluctuations in the price of consumed commodities; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, except as otherwise required by applicable law.

CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, “Cash flows from operations before changes in working capital items”, “Cash operating cost per AgEq ounce sold”, “All-in sustaining cash cost per AgEq ounce sold”, “Adjusted earnings” and “Adjusted earnings per share”. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate SilverCrest’s performance and its ability to generate cash flow. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company's MD&A for the three months ended March 31, 2015, for a reconciliation of these measures to reported IFRS results.

Contact: Fred Cooper

Telephone: (604) 694-1730 ext. 108

Fax: (604) 694-1761

Toll Free: 1-866-691-1730

Email: info@silvercrestmines.com

Website: www.silvercrestmines.com

Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1